Exhibit 99.2

Masonglory Limited Announces Closing of Its Initial Public Offering

Hong Kong, July 9, 2025 --- Masonglory Limited (the “Company”), is a Hong Kong based subcontractor providing wet trades and related ancillary services to private and public sectors, today announced the closing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on July 9, 2025, and the Ordinary Shares commenced trading on Nasdaq Capital Market on July 8, 2025, under the ticker symbol “MSGY”.

The Company has granted the underwriter an option, within 45 days from the closing date of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The net proceeds from the Offering will be used for (i) expanding its workforce (approximately 15%); (ii) acquisition of additional machineries (approximately 15%); (iii) diversifying our project portfolio (approximately 15%); (iv) strengthening its marketing efforts (approximately 15%) and (v) funding working capital and for other general corporate purposes (approximately 40%).

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as sole underwriter for the Offering. CFN Lawyers LLC acted as U.S. counsel to the Company, and Loeb & Loeb LLP acted as U.S. counsel to the Underwriter, in connection with the Offering.

A registration statement on Form F-1 (File No. 333-283046) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on June 30, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus related to the Offering may be obtained, when available, from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Avenue, 39th Floor New York, NY 10022, or via email at dbccapitalmarkets@dboralcapital.com or by telephone at +1 (212) 970-5150. In addition, copies of the final prospectus relating to the Offering, when available, can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Masonglory Limited

Founded in 2018 in Hong Kong, Masonglory Limited is a subcontractor providing wet trades services and other ancillary services to property developers and Hong Kong government. As a registered specialist trade contractor (plastering-group 2) since 2020, the Company provides customers with comprehensive wet trades works solutions, which principally include: (i) plastering on floors, ceilings, and walls; (ii) tile laying on internal and external walls and floors; (iii) brick laying; (iv) floor screeding; and (v) marble works. For more information, please visit: https://www.masontech.com.hk/; https://ir.masontech.com.hk/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang

+1 628 283 9214

services@wealthfsllc.com